NEWS RELEASE

September 22, 2017

Frazer Bourchier Steps Down as Nevsun Chief Operating Officer

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT: NSU) (“Nevsun” or the “Company”) today announced that Chief Operating Officer, Frazer Bourchier, will step down from the Company to pursue a position with a  gold  company  based  in  Toronto.  Mr. Bourchier continues with the Company until December 31, 2017.  Nevsun has a de-centralized model with strong Eritrean and Serbian teams who will manage the business during a successor search.  As part of his transition through December 31, 2017, Mr. Bourchier will work closely with Nevsun management to transition key relationships in Eritrea and Serbia.

“Frazer has been a valued member of the Nevsun team and we wish him all the best in his future endeavours,” said Peter Kukielski, Nevsun’s President and Chief Executive Officer, “We have commenced a search for Frazer’s successor, and remain focused on delivering the Timok PEA in October and the PFS in Q1 of 2017.”

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60% owner of the Timok Lower Zone in Serbia. Nevsun generates cashflow from its 60% owned copper-zinc Bisha Mine in Eritrea. Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

NEVSUN RESOURCES LTD. “Peter G.J. Kukielski” Peter G.J. Kukielski President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com